Exhibit 3

SILICOM LTD.

Annual General Meeting of Shareholders to be held on April 14, 2013

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

The  undersigned  shareholder  of Silicom  Ltd.  (the  "Company")  hereby  appoints  Mr. Eran Gilad, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below,  all  of  the  Ordinary  Shares  of  the  Company  which  the  undersigned  is  entitled  in  any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 8 Hanagar Street, Kfar Sava 4442537, Israel on Sunday, April 14, 2013, at 12:00 noon, (local time), and all adjournments and postponements thereof.

For the purpose of Proposals 2, 3, 4, 5.A, 5.B, 6.A and 6.B, a "Personal Interest" of a shareholder in the approval of an act or a transaction of the Company, (i) includes the personal  interest  of  any  members  of  his/her  immediate  family  (including  the  spouses thereof),  or  a  personal  interest  of  a  body  corporate  in  which  the  shareholder  or  such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding shares in the Company or any body corporate, or, with respect to proposals 2 and 3 only, a personal interest that is not a result of connection to a controlling shareholder.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SILICOM LTD.

April 14, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.sec.gov or http://www.magna.isa.gov.il or http://www.maya.tase.co.il.

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

â  Please detach along perforated line and mail in the envelope provided.   â

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN. EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT
AND BELOW ON THIS PROXY,  IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS HEREIN.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE  ☒

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1: RE-ELECTION OF MESSRS. AVI EIZENMAN, ZOHAR ZISAPEL AND YESHAYAHU ('SHAIKE') ORBACH AS DIRECTORS OF THE COMPANY FOR AN ADDITIONAL TERM (COMMENCING ON THE DATE OF THE MEETING UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD IN 2014 AND THE DUE ELECTION OF THEIR SUCCESSORS)	☐	☐	☐	PROPOSAL NO. 4: REMUNERATION OF EXTERNAL DIRECTORS AS SET FORTH IN THE ATTACHED PROXY STATEMENT	☐	☐	☐
					YES	NO
				Do you have a "Personal Interest" (as defined on the reverse side) with respect to the subject matter of Proposal 4? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 4)	☐	☐

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 2: ELECTION OF MS. AYELET AYA HAYAK AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR AN INITIAL THREE YEAR TERM (COMMENCING ON JULY 1, 2013)	☐	☐	☐		FOR	AGAINST	ABSTAIN
				PROPOSAL NO. 5.A: INCREASE IN THE SALARY OF THE ACTIVE CHAIRMAN OF THE BOARD AS SET FORTH IN THE ATTACHED PROXY STATEMENT	☐ FOR	☐ AGAINST	☐ ABSTAIN
	YES	NO
Do you have a "Personal Interest" (as defined on the reverse side) with respect to the subject matter of Proposal 2? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 2)	☐	☐
				PROPOSAL NO. 5.B: GRANT OF BONUS TO THE ACTIVE CHAIRMAN OF THE BOARD FOR THE YEAR 2012 AS SET FORTH IN THE ATTACHED PROXY STATEMENT	☐	☐	☐

	FOR	AGAINST	ABSTAIN
PROPOSAL NO. 3: RE-ELECTION OF MR. ILAN EREZ AS AN EXTERNAL DIRECTOR OF THE COMPANY FOR AN ADDITIONAL THREE YEAR TERM (COMMENCING ON JULY 1, 2013)	☐	☐	☐		YES	NO

Do you have a "Personal Interest" (as defined on the reverse side) with respect to the subject matter of Proposals 5.A and 5.B? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposals 5.A and 5.B)
					☐	☐
	YES	NO
Do you have a "Personal Interest" (as defined on the reverse side) with respect to the subject matter of Proposal 3? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposal 3)
	☐	☐
					FOR	AGAINST	ABSTAIN
				PROPOSAL NO. 6.A: INCREASE IN THE SALARY OF THE PRESIDENT AND CHIEF EXECUTIVE OFFICER AS SET FORTH IN THE ATTACHED PROXY STATEMENT	☐	☐	☐
					FOR	AGAINST	ABSTAIN
				PROPOSAL NO. 6.B: GRANT OF BONUS TO THE PRESIDENT AND CHIEF EXECUTIVE OFFICER FOR THE YEAR 2012 AS SET FORTH IN THE ATTACHED PROXY STATEMENT	☐	☐	☐
					YES	NO

Do you have a "Personal Interest" (as defined on the reverse side) with respect to the subject matter of Proposals 6.A and 6.B? (Please note: if you do not mark either YES or NO your shares will not be voted on Proposals 6.A and 6.B)
					☐	☐
					FOR	AGAINST	ABSTAIN
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
				PROPOSAL NO. 7: APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR YEAR ENDING DECEMBER 31, 2013, AND UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY'S SHAREHOLDERS, AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX THE COMPENSATION OF SUCH AUDITORS	☐	☐	☐
☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.